UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2018

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St.

Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Notice of Special Shareholder Meeting

Gazit-Globe Ltd. (“Gazit” or the “Company”) hereby publishes notice of a special general meeting of shareholders of the Company (the “Shareholder Meeting”), which is scheduled to take place on Thursday, May 31, 2018 at 3 p.m. (Israel time) at the offices of the Company at 10 Nissim Aloni Street, Tel Aviv, 6291924 Israel.

The agenda for the Shareholder Meeting will consist of the following items:

1.	Approval of the compensation terms of Mr. Chaim Katzman, the Company’s controlling shareholder, as the Company’s Chief Executive Officer;
2.	Approval of the compensation terms of Mr. Ehud Arnon, the Company’s new Chairman of the Board; and
3.	Approval of the Company’s providing an exculpation letter to each of

(a)	the Company’s Chief Executive Officer and Vice Chairman of the Board, Mr. Chaim Katzman, and
(b)	the Company’s director, Mr. Dor J. Segal,

in each case in accordance with the Company’s compensation policy.

Gazit’s Board of Directors recommends that our shareholders vote in favor of the above proposals, which will be described in a proxy statement that will be sent to the Company’s shareholders with respect to the Shareholder Meeting.

Approval of each of the above proposals requires the affirmative vote of the holders of a majority of the voting power represented at the Shareholder Meeting in person or by proxy and voting on the proposal. In addition to the foregoing simple majority requirement, under the Israeli Companies Law, 5759-1999 (the “Companies Law”), the approval of each of Proposal 1 and 3(a) also requires that either:

•	the majority voted in favor of the proposal includes a majority of the ordinary shares that are voted at the Shareholder Meeting, excluding abstentions, held by shareholders who do not have a conflict of interest (referred to as a “personal interest” under the Companies Law) in the approval of the proposal; or

•	the total number of ordinary shares held by non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 35% of the voting rights in the Company constitutes a quorum for purposes of the Shareholder Meeting. In the absence of the requisite quorum of shareholders at the Shareholder Meeting, the meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company’s Articles. At such adjourned meeting, if the foregoing quorum is not present within half an hour of the time designated for the meeting, the presence of at least two shareholders in person or by proxy holding, in the aggregate, at least 30% of the voting rights in the Company will constitute a quorum.

Holders of record of our ordinary shares at the close of business on Thursday, May 3, 2018 are entitled to vote at the Shareholder Meeting. All shareholders are cordially invited to attend the Shareholder Meeting in person.

Shareholders who hold their shares in “street name” on the New York Stock Exchange or Toronto Stock Exchange and are unable to attend the Shareholder Meeting in person will be requested to instruct the broker or other nominee serving as the record holder of their shares as to how to vote their shares. In the alternative, any such shareholder may obtain a legal proxy from the record holder to enable such shareholder to participate in and to vote such shares at the Shareholder Meeting (or to appoint a proxy to do so).

Following the record date for the Shareholder Meeting, the Company will distribute to all shareholders of record as of such date a proxy statement describing the proposed resolutions with respect to the above agenda items, as well as a proxy card for submitting a vote on those agenda items. Copies of those documents may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website— at http://www.gazitglobe.com. The full text of the proposed resolutions, together with the form of proxy card for the Shareholder Meeting, may also be viewed beginning on Sunday, May 6, 2018, at the registered office of the Company, 10 Nissim Aloni Street, Tel Aviv, 6291924, Israel, from Sunday to Thursday, 9:00 a.m. to 3:00 p.m. (Israel time). Our telephone number at our registered office is +972-3-694-8000.

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, at 10 Nissim Aloni Street, Tel Aviv, 6291924, Israel, Attention: Legal Counsel and Corporate Secretary, email: rkahlon@gazitgroup.com no later than May 21, 2018. Any position statement received will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: April 26, 2018	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

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